Exhibit 99.25

DISTRIBUTION AGREEMENT

between

G. Pohl-Boskamp GmbH & Co. KG

Kieler Strasse 11

25551 Hohenlockstedt

Federal Republic of Germany

represented by Marianne Boskamp, CEO

- hereinafter referred to as “POHL” -

and

Peace Naturals Project Inc.

4491 Sunnidale Concession 12

Stayner, ON L0M 1S0

- hereinafter referred to as “ PEACE” —.

Preamble

1.                                      PEACE is engaged in the business of developing, growing, manufacturing and supplying of Cannabis products (the Products as defined below). PEACE has appointed POHL as its distributor of the Products for the Territory (as defined below).

2.                                      POHL wishes to become the distributor of the Products in the Territory and to import, market and distribute the Products in the Territory, invoice customers for the Products, contract with customers, and handle all related administrative tasks.

3.                                      In June of 2017 both parties have applied in a consortium for the German tender for Cannabis flowers issued by the German BfArM. In case the consortium wins one or more lots, POHL and PEACE will enter into a separate agreement.

4.                                      PEACE is a wholly-owned subsidiary of Cronos Group Inc. (“CRONOS”). It is the intention of CRONOS that other CRONOS Affiliates (as hereafter defined) that are controlled by CRONOS will also enter into substantially similar agreements with POHL.

5.                                      Now therefore, the parties wish to enter into the following Distribution Agreement (the “Agreement”).

§ 1

Object of the Agreement

1.1                               PEACE hereby appoints POHL as its exclusive distributor to import, promote, market, distribute and sell the Products (as defined below) in the Territory (as defined below).

1.2                               POHL agrees to buy the Products which are designated for the distribution in the Territory only from PEACE.

1.3                               POHL shall buy and sell the Products in its own name and for its own account and acknowledges that it has no authority to act for or on behalf of PEACE except as otherwise specifically set forth in this Agreement.

1.4                               PEACE agrees to refer to POHL all inquiries of Products from the Territory received by PEACE with respect to the Products.

§ 2

Products

The term “Products” means all products listed in Annex I as presently manufactured and sold by PEACE. Annex I may be amended in future for additions of Products by mutual consent of PEACE and POHL. Upon mutual consent of PEACE and POHL, such Products will become Products to which the provisions of this Agreement shall apply accordingly.

§ 3

Territory

The Territory is the geographical area specified in Annex II.

§ 4

Duties of POHL

4.1                               POHL shall exert best efforts to sell and distribute the Products in the Territory and shall maintain a continuous in-Territory representation.

4.2          POHL further agrees:

a)                                     to report monthly with respect to Products its total stock position and all sales. The monthly reports shall reach PEACE the week following the close of the calendar month;

b)                                     to report monthly important news on the pharmaceutical market in the Territory, especially with regard to the Products and competitive products and the price structure in the Territory and any changes thereof. The monthly